Ballard Power Systems Inc.

News release

Ballard Participates in Opening of Mercedes-Benz Fuel Cell Production Facility

For Immediate Release – June 21, 2012

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) President and CEO, John Sheridan, participated with other executives and dignitaries in today’s ceremony officially opening the Mercedes-Benz Canada fuel cell production facility in Burnaby, British Columbia.

Ballard has a long-standing relationship with Mercedes-Benz, as partners in research, development as well as manufacture of fuel cell stacks for use in Mercedes-Benz automotive programs. Establishment of the new production facility is an important step in the commercialization of fuel cell cars, as Mercedes-Benz works toward market introduction over the next several years. With its expertise in fuel cell technology, product development and manufacturing engineering, Ballard provides Engineering Services to Mercedes-Benz Fuel Cells at the Burnaby facility.

In his remarks John Sheridan noted “This is an exciting day for Canada’s hydrogen and fuel cell sector, which has made tremendous progress over the past few years, putting into place the key building blocks for commercial success. Unveiling of the new Mercedes-Benz production facility represents another key building block, enabling key improvements in product quality and major reductions in product costs.”

Engineering Services represents a growing line of business activity for Ballard, leveraging the Company’s capabilities in fuel cell technology, product development and manufacturing engineering. Ballard’s Engineering Services client relationships include leading companies in varied sectors, such as Mercedes-Benz and Anglo American Platinum Limited, a global leader in the mining sector.

About Ballard Power Systems
Ballard Power Systems provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements regarding Ballard’s markets and growth, within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated closing of the sale of the Notes, the anticipated use of proceeds from the Note offering, and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company’s condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com